File No. 812-14948

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

GSV CAPITAL CORP., GSV ASSET MANAGEMENT, LLC, COURSERA@GSV Fund, LP, COURSERA@GSV-EDBI Fund, LP, GSV@SP, LLC, GSV@LT, LLC, AND GSV@CS, L.P.

2925 Woodside Road

Woodside, CA 94062

(650) 235-4769

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT

OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED

BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to:

Mark D. Klein

GSV Capital Corp.

2925 Woodside Road

Woodside, CA 94062

(650) 235-4769

Copies to:

Marian Fowler

Corey Casbarro

Kirkland & Ellis LLP

655 15th Street, NW

Washington, DC 20016

(202) 879-5000

Norm Champ

Robert Sutton

Kara Diamond

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

December 7, 2018

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

GSV CAPITAL CORP.,	FIRST AMENDED AND RESTATED

GSV ASSET MANAGEMENT, LLC,

COURSERA@GSV Fund, LP,

COURSERA@GSV-EDBI Fund, LP,

GSV@SP, LLC,

GSV@LT, LLC, and

GSV@CS, L.P.

2925 Woodside Road

Woodside, CA 94062

(650) 235-4769

Investment Company Act of 1940

File No. 812-14948

APPLICATION FOR AN ORDER UNDER

THE INVESTMENT COMPANY ACT OF 1940

AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT

OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED

BY SECTIONS 17(d)

AND 57(a)(4) OF THE INVESTMENT

COMPANY ACT OF 1940

AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

I.	Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	GSV Capital Corp. (the “Company”),

•	GSV Asset Management, LLC, the Company’s investment adviser (the “BDC Adviser”), on behalf of itself and its successors,[1] and

•	Coursera@GSV Fund, LP, Coursera@GSV-EDBI Fund, LP, GSV@SP, LLC, GSV@LT, LLC, and GSV@CS, L.P. (collectively, the “Existing Affiliated Funds” together with the Company and the BDC Adviser, the “Applicants”).

[1]	The term “successor,” as applied to each Adviser (as defined below), is limited to an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund2 and one or more other Regulated Funds and/or one or more Affiliated Funds3 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in certain investment opportunities and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its “Wholly-Owned Investment Sub” (as defined below)) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA)4; (iii) with respect to which the Regulated Fund’s Board (the “Board”)5 has the sole authority to make all determinations with respect to the entity’s participation under the terms and conditions set forth below in this Application (the “Conditions”); and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order, including the Future GSVAM Proprietary Accounts (as defined below), will comply with the Conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

[2]	“Regulated Fund” means the Company and any Future Regulated Fund. “Future Regulated Fund” means any future closed-end management investment company (i) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (ii) whose investment adviser is an Adviser (as defined below), and (iii) that intends to participate in the Co-Investment Program (as defined below). The term “Adviser” means (i) the BDC Adviser and (ii) any future investment adviser that controls, is controlled by or is under common control with the BDC Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and the rules thereunder (the “Advisers Act”).

[3]	“Affiliated Fund” means the Existing Affiliated Funds, the Future GSVAM Proprietary Accounts (as defined below), and any Future Affiliated Funds (as defined below). “Future Affiliated Funds” means any entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (iii) that intends to participate in the Co-Investment Program (as defined below).

[4]	“SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

[5]	“Board” means, with respect to any Regulated Fund, the board of directors of that Regulated Fund.

[6]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000), and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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II.	Background

A.	The Company

The Company was organized under the General Corporate Laws of the State of Maryland on March 28, 2011 and is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.7 The Company filed a registration statement on Form N-2 under the 1933 Act in connection with its initial public offering, which became effective on April 28, 2011. In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 2925 Woodside Road, Woodside, California 94062.

The Company’s Objectives and Strategies8 are to maximize its total return, principally by seeking capital gains on its equity and equity-related investments. It acquires its investments through direct investments, secondary marketplaces for private companies, and negotiations with selling stockholders. The Company’s investments may in the future be made through one or more Wholly-Owned Investment Subs that the Company may establish from time to time. Such Wholly-Owned Investment Subs will have Objectives and Strategies that are substantially the same as, or a subset of, those of the Company, although the Wholly-Owned Investment Subs will be subject to different regulatory regimes. The Company invests principally in equity securities of what it believes to be rapidly growing venture capital-backed emerging companies. It may invest on an opportunistic basis in select publicly traded equity securities or certain non-U.S. companies that otherwise meet its investment criteria. The Company seeks to deploy capital primarily in the form of non-controlling equity and equity-related investments, including common stock, warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity, and convertible debt securities with a significant equity component. Typically, its preferred stock investments are non-income producing, have different voting rights than common stock, and are generally convertible into common stock at the Company’s discretion.

[7]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[8]	“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act or the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

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The Company’s business and affairs are managed under the direction of the Company’s board of directors (the “Company’s Board”). The Company’s Board currently consists of six members, four of whom are Independent Directors.9 Each of Michael T. Moe and Mark D. Klein serves as an interested director on the Company’s Board, and Michael T. Moe is the Chairman of the Company’s Board. The Company’s Board delegates daily management and investment authority to the BDC Adviser pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Mark D. Klein serves as the Company’s President and Chief Executive Officer.

No Independent Director will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

B.	Existing Affiliated Funds

1.	Coursera@GSV Fund, LP

Coursera@GSV Fund, LP was organized as a limited partnership under the laws of the State of Delaware on October 11, 2013. Coursera@GSV Fund, LP is exempt from registration under the 1940 Act pursuant to Section 3(c)(1) of the 1940 Act.

2.	Coursera@GSV-EDBI Fund, LP

Coursera@GSV-EDBI Fund, LP was organized as a limited partnership under the laws of the State of Delaware on September 1, 2015. Coursera@GSV-EDBI Fund, LP is exempt from registration under the 1940 Act pursuant to Section 3(c)(1) of the 1940 Act.

3.	GSV@SP, LLC

GSV@SP, LLC was organized as a limited liability company under the laws of the State of Delaware on February 12, 2018. GSV@SP, LLC is exempt from registration under the 1940 Act pursuant to Section 3(c)(1) of the 1940 Act.

4.	GSV@LT, LLC

GSV@LT, LLC was organized as a limited liability company under the laws of the State of Delaware on April 17, 2018. GSV@LT, LLC is exempt from registration under the 1940 Act pursuant to Section 3(c)(1) of the 1940 Act.

5.	GSV@CS, L.P.

GSV@CS, L.P. was organized as a limited partnership under the laws of the State of Delaware on September 18, 2018. GSV@CS, L.P. is exempt from registration under the 1940 Act pursuant to Section 3(c)(1) of the 1940 Act.

[9]	“Independent Directors” means, with respect to any Board, the directors who are not “interested persons” within the meaning of Section 2(a)(19).

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C.	The Future GSVAM Proprietary Accounts

The BDC Adviser, from time to time, may hold various financial assets in a principal capacity, including through any direct or indirect, wholly- or majority-owned subsidiary of the Adviser that is formed in the future and may hold various financial assets in a principal capacity (the “Future GSVAM Proprietary Accounts”).

D.	The BDC Adviser

The BDC Adviser is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. The BDC Adviser serves as the investment adviser to the Company pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Company’s Board, the BDC Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company.

Under the terms of the Investment Advisory Agreement, the BDC Adviser: (i) determines the composition of the Company’s portfolio, the nature and timing of the changes to such portfolio, and the manner of implementing such changes; (ii) identifies, evaluates, and negotiates the structure of the investments that the Company makes (including performing due diligence on prospective portfolio companies); (iii) closes, services, and monitors the investments the Company makes; (iv) determines the securities and other assets that the Company purchases, retains, or sells; and (v) provides the Company with such other investment advisory, research, and related services as the Company, from time to time, reasonably requires for the investment of its funds. the BDC Adviser’s services under the Investment Advisory Agreement are not exclusive, and the BDC Adviser is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company.

III.	Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act, to permit, subject to the Conditions, one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate, and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

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A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[10] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.11

[10]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[11]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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The BDC Adviser is the investment adviser to the Company, and an Adviser will be the investment adviser to each of the Future Regulated Funds and Future Affiliated Funds. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act. In addition, because the Future GSVAM Proprietary Accounts will be under common control with the BDC Adviser and the Company and any future Advisers, Future Regulated Funds, the Future GSVAM Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

The Applicants acknowledge that some of the Future Affiliated Funds may not be funds advised by an Adviser because they could be Future GSVAM Proprietary Accounts (i.e., the BDC Adviser investing in a principal capacity). The Applicants further acknowledge that while almost all previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only, THL Credit, Inc., Thrivent Financial for Lutherans, TriplePoint Venture Growth BDC Corp., and others have obtained orders extending to co-investment transaction between a BDC and future proprietary accounts.12 The Applicants do not believe that the Future GSVAM Proprietary Accounts will raise issues under the Conditions of this Application because the allocation policies and procedures of the Adviser will provide that investment opportunities will be offered to client accounts (including the Regulated Funds) before they are offered to Future GSVAM Proprietary Accounts. The Applicants do not believe that the participation of Future GSVAM Proprietary Accounts in the Co-Investment Program will raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds that are clients. In accordance with each Adviser’s allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds and Regulated Funds based on each client’s particular Objectives and Strategies and in accordance with the Conditions. If the aggregate amount recommended by the Advisers to be invested by the Affiliated Funds (other than the Future GSVAM Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a Future GSVAM Proprietary Account will not participate in the investment opportunity. If the aggregate amount recommended by an Adviser to be invested by the Affiliated Funds (other than the Future GSVAM Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a Future GSVAM Proprietary Account will then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity, up to the excess amount of the investment opportunity.

[12]	See THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); Thrivent Financial for Lutherans, et al. (File No. 812-14838) Investment Company Act Rel. Nos. 33197 (August 9, 2018) (notice) and 33217 (September 5, 2018) (order); TriplePoint Venture Growth BDC Corp., et al (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order), all of which included relief for future proprietary accounts.

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B.	Rule 17d-1

Rule 17d-l under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-l under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies, and purposes of the 1940 Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.13 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) … is to prevent … injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”14 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”15

[13]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[14]	Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969).

[15]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

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Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. below, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of the shareholders and investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price, and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the Co-Investment Transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested Order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (as defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).16

[16]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations, or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, or adviser or imposed by applicable laws, rules, regulations, or interpretations.

If an Adviser or its principal owners (the “Principals”), or any person controlling, controlled by, or under common control with, an Adviser or its Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this Condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or its Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

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D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.           Each time an Adviser or an Affiliated Fund considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.           (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)          If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)          After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)          the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)         the Potential Co-Investment Transaction is consistent with:

(A)         the interests of the shareholders of the Regulated Fund; and

(B)          the Regulated Fund’s then-current Objectives and Strategies;

12

(iii)       the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)          the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)          the applicable Adviser agrees to, and does, provide periodic reports to the Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)          any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)          the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds, the other Regulated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13; (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable; (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.           Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.           The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

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5.          Except for Follow-On Investments made in accordance with Condition 8,17 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.          A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors, or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B), and (C) are met.

7.           (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)          notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)         formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)          Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price, and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)          A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)          Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

[17]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

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8.           (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)          notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)         formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)          A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment, and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)          If, with respect to any Follow-On Investment:

(i)          the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)          the aggregate amount recommended by the Adviser to be invested by the Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and the Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)          The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.           The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

15

10.          Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.          No Independent Director of a Regulated Fund will also be a director, general partner, managing member, principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.          The expenses, if any, associated with acquiring, holding, or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.          Any transaction fee18 (including break-up or commitment fees, but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of a Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of, or in connection with, a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund).

14.          If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable state law affecting the Board’s composition, size, or manner of election.

15.          The Future GSVAM Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the other Affiliated Funds is less than the total investment opportunity.

[18]	Applicants are not requesting, and the Commission is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

16

16.          Each Adviser will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing Conditions. These policies and procedures will require, among other things, that each Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated Fund it advises and will be given sufficient information to make its independent determination and recommendations under Conditions 1, 2(a), 7, and 8.

17.          Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the Conditions of the Application and the procedures established to achieve such compliance.

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities, and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on Available Capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

17

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Independent Directors, has (or will have prior to relying on the proposed Order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment, and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Company’s Board, including the Independent Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time, and instructed the officers of the Company, the Advisers, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Company’s Board has determined (or will have prior to relying on the proposed Order) that is proper and desirable for the Company to participate in Co-Investment Transactions with the other Regulated Funds and/or one more Affiliated Funds.

B.	Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transaction will invest at the same time, for the same price, and with the same terms, conditions, class, registration rights, and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend, or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

18

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies, and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction, as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.	Precedents

The Commission has issued orders extending co-investment relief to future proprietary accounts. See THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); Thrivent Financial for Lutherans, et al. (File No. 812-14838) Investment Company Act Rel. Nos. 33197 (August 9, 2018) (notice) and 33217 (September 5, 2018) (order); TriplePoint Venture Growth BDC Corp., et al (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Mark D. Klein

GSV Capital Corp.

2925 Woodside Road

Woodside, CA 94062

(650) 235-4769

19

Applicants further state that all written or oral communications concerning this Application should be directed to:

Marian Fowler

Corey Casbarro

Kirkland & Ellis LLP

655 15th Street, NW

Washington, DC 20016

(202) 879-5000

Norm Champ

Robert Sutton

Kara Diamond

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

[Remainder of this page intentionally left blank.]

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VII.	Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: December 7, 2018

GSV CAPITAL CORP.

By:	/s/ Mark D. Klein
Name: Mark D. Klein
Title: President and Chief Executive
Officer

GSV ASSET MANAGEMENT, LLC

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Chief Executive Officer

COURSERA@GSV Fund, LP

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Manager

COURSERA@GSV-EDBI Fund, LP

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Manager

GSV@SP, LLC

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Authorized Person

GSV@LT, LLC

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Authorized Person

21

GSV@CS, L.P.

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Authorized Person

22

EXHIBIT A

Verification

The undersigned states that he has duly executed the foregoing Application, dated as of the date first above written, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below, and that all action by the directors, stockholders, general partners, trustees, or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

GSV CAPITAL CORP.

By:	/s/ Mark D. Klein
Name: Mark D. Klein
Title: President and Chief Executive Officer

GSV ASSET MANAGEMENT, LLC

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Chief Executive Officer

COURSERA@GSV Fund, LP

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Manager

COURSERA@GSV-EDBI Fund, LP

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Manager

GSV@SP, LLC

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Authorized Person

GSV@LT, LLC

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Authorized Person

A-1

GSV@CS, L.P.

By:	/s/ Michael T. Moe
Name: Michael T. Moe
Title: Authorized Person

A-2

EXHIBIT B

Resolution of the Board of Directors of

GSV CAPITAL CORP.

WHEREAS, the Board of Directors (the “Board”) of GSV Capital Corp. (the “Company”) believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-l promulgated thereunder (the “Exemptive Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Exemptive Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Exemptive Application and deems it advisable and in the best interest of the Company.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered, and directed, in the name and on behalf of the Company, to cause to be executed, delivered, and filed with the SEC the Exemptive Application;

FURTHER RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered, and directed, in the name and on behalf of the Company, to cause to be executed, delivered, and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable, or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions, are in all respects authorized, ratified, approved, confirmed, and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered, and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms, or corporations as the officers may deem necessary, and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein, and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument, or provision, or any addition, deletion, or change in any document or instrument.

(Adopted on August 27, 2018)

B-1